Graubard Miller

The Chrysler Building

405 Lexington Avenue, 19th Floor

New York, New York  10174

Telephone No.

(212) 818-8614

Email Address

ahudders@graubard.com

                                                                                    October 30, 2006

Via Edgar

Mr. Duc Dang

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                            Yucheng Technologies Limited
Registration Statement on Form S-4
Originally Filed March 29, 2006
File No. 333-132814

Dear Mr. Dang:

            On behalf of Yucheng Technologies Limited (“Yucheng”) and China Unistone Acquisition Corp. (China Unistone or together with Yucheng the “Company” or “company”), we respond as follows to the Staff’s comments received by letter dated October 27, 2006, relating to the above-captioned Registration Statement on Form S-4.  Captions and page references herein correspond to those set forth in your letter.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

            Defined terms used in this letter have the meanings assigned to them in the Registration Statement on Form S-4 of the Company.

1.                                    In connection with your response to comment 31 of our letter dated May 4, 2006, we note that you contend that only a “meeting for the threshold” is required.  In the appropriate section(s), please revise to clarify how this is consistent with the disclosure in your IPO prospectus that the board would determine the fair market value of the targets.  If there is disclosure in the IPO prospectus that clarifies that an actual value is note required, please direct us to such disclosure.  We may have further comment.

                                                The initial public offering prospectus, at pages 25-26, states, “The initial target business that we acquire must have a fair market value equal to at least 80% of our net assets at the time of such acquisition.” [Emphasis added.] On pages 60 and 61, the board of directors presents an analysis indicating that the enterprise value of Yucheng at closing would be $33.6 million.  This amount exceeds the anticipated assets at closing of approximately $18.8 million, which also exceeds 80% of $18.8 million.  Therefore, we believe that this test is satisfied, and it fully discussed in the proxy. (Pages 63 – 64)

2.                                    In the appropriate sections, please add disclosure indicating, if the business combination is not completed, the procedures for dissolution of the company pursuant to Delaware law.  For example, will you comply with Section 280 of the Delaware General Corporation Law, or instead fall under the provisions of Section 281?  Will shareholders vote on the dissolution?  Also, discuss debtor/creditor rights and any potential bankruptcy proceedings that may result if the business combination is not completed.

We have added disclosure to the section about China Unistone responding to the above comment. (Pages 154 – 155)

3.                                    Please revise to clarify if the contingent consideration will be paid even if you remain listed on the OTCBB.

                                                We have revised the disclosure to indicate the contingent consideration will be paid without regard to the exchange or trading medium on which the shares are traded.  This is consistent with the Stock Purchase Agreement.  (Pages 13, 78)

4.                                    We note your response to comment 1 that there is no obligation for the board of directors to make a determination that it is fair to the stockholders.  It appears to us that the board of directors has a duty of care to be informed in making a recommendation to its stockholders.  Revise you document to clearly reflect the efforts undertaken by the board in determining that the purchase agreement was in the best interest of China Unistone’s stockholders.  Specifically, address whether the board of directors of China Unistone determined that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone’s stockholders.

                                                There has been added to the section “Recommendation of the China Unistone Board, a discussion about the determination of the fairness of the consideration and the stock purchase agreement that it is in the best interests of the stockholders.  (Pages 63 – 64)

Proxy Statement/Prospectus

5.            Please revise to highlight the cross-reference to the risk factors.

                        We have bolded the cross reference on the cover page. (Cover page)

6.            We note that the table of contents is in all capital letters.  Please revise your table of contents to improve the readability of the disclosure.

      We have changed the capital letters to initial cap. (Page 2)

Questions and Answers, page 4

7.                                    We note the revised language in question and answer two that the redomestication merger is intended to “reduce the overall impact of corporate income tax and tax on dividends on the surviving company and its stockholders… reduce or entirely eliminate the future income tax liability and tax on dividend income in the United States.”  Please advise us of the location in this document that substantiates the claim that shareholders will not have to pay taxes on any dividends they receive.  Please revise throughout the prospectus or advise as appropriate.

                                                We have clarified that the reduction in dividend tax is the US tax imposed on internal dividends paid within a holding company structure.  By moving to a non-United States jurisdiction, with no operations in the United States, Yucheng would not be subject to US tax on payments within its corporate structure that would be characterized as dividends, thus reducing its operating costs in the event it does pay internal dividends.  Therefore, there is no further disclosure to be revised.  (See page 4)

8.                                    Please indicate in your question and answer number 15 the amount of additional dilution if the earn out shares are issued.

                                                We have added disclosure stating the aggregate percentage of ownership of the China Unistone stockholders if all the earn-out shares are issued. (Page 7)

9.                                    We reissue comment 18 of our letter dated May 4, 2006.  The disclosure on page 27 of your IPO prospectus states “but are unable to complete the business combination with the 18-month period, then we will have an additional six months in which to complete the business combination contemplated by the letter of intent, agreement in principle or definitive agreement.”  Your disclosure refers to the business combination “contemplated by the letter of intent” when referring to any extension of the 18-month deadline.  Because you do not have any other letter of intent, agreement in principle or definitive agreement to complete a different combination it appears question and answer 23 is incorrect.  It does not appear that China Unistone may continue to search for an operating company to acquire if the stock purchase is not consummated.  Please revise or advise.

                                                We have revised the disclosure to make it clear that if it is not able to complete the stock purchase transaction, it will have to liquidate.  Additional information has been added to the proxy under the discussion about China Unistone as to the procedure for liquidation.  See comment 2 above. (Page 8.  See also pages 154 - 155)

10.                            We note your response to comment 23 of our letter dated May 4, 2006.  The prior comment applied to disclosure throughout this document.  We note on page F-70 that both targets have “substantial reputations.”  We reissue comment 23.  Please revise the appropriate sections to substantiate the claim that both targets have “substantial reputations’ and explain your use of such term.

                                                The proxy has been revised to remove such phrases and other similar phrases. (Pages 110, F-126, F-134)

Summary, page 11

11.                            We note the disclosure on page 12 that each of Sihitech subsidiaries have minority shareholders and that powers of attorneys have been issued that are “irrevocable and unconditional” and allow Sihitech to “enjoy the rights” of such shareholders.  In the appropriate location, please revise to clarify if you have obtained an opinion of counsel to substantiate the enforceability of the instruments that control the rights associated with the minority shares.  If you have obtained an opinion of counsel regarding the enforceability of the instruments, please identify the counsel that issued the opinion and file the opinion as an exhibit to the registration statement along with counsel’s consent to being named in the registration statement.

                                                We have added disclosure in this section that no parties have obtained an opinion of counsel to substantiate the enforceability of the instruments. (Page 13)

12.                            We note that the forms of the power of attorneys were filed.  Please advise why the actual documents were not filed instead of the forms.

                                                We have re-filed the power of attorney exhibits as signed instruments. (Exhibits 1. 28 10.31)

13.                            Please clarify if there are any minority owners in e-Channels.

                                                There are no subsidiaries of Beijing e-Channels; therefore, there is no issue of there being majority owned subsidiaries as there is for Beijing Sihitech.  Therefore, there is no clarification required in the proxy, it is accurate.  (Page 15)

14.                            Briefly indicate whether the company has paid or accrued any “compliance expenses of being public” and indicate the amount of those expenses.

                                                The reference to the compliance expense of being public refers to a cost of the post-transaction Yucheng that is not included in the determination of the “net profit” required for the extra shares to be earned.  Yucheng has not incurred any compliance expense time related to this statement since the transaction has not been consummated.  Therefore, there is no revision required to the disclosure.

15.                            We note the disclosure that the corporate stockholders of the targets have approved the transaction.  Here or where appropriate, please revise to clarify if the minority owners of the targets have already approved the transaction or if approval is not necessary.

                                                We have clarified that the stockholders of the corporate shareholders of Sihitech BVI and e-Channels BVI do not have to approve the transaction and that the minority stockholders of the Sihitech subsidiaries do not have to approve the transaction. (Page 15)

16.                            Please provide a diagram which shows the corporate structure of China Unistone Acquisition, Yucheng, Sihitech BVI, e-Channels BVI, and the other entities. Consider describing or indicating how Yucheng fits into the chart after consummation of the securities purchase agreement to better help the investors understand the transaction.

                                                There has been added as Annex K, a before and after chart of the corporate structure of the companies. (Page 12, Annex K)

Market Price Information, page 27

17.                            Please revise to include price information as of the latest practicable date.

                                                We have updated and/or completed the financial information in the proxy. (Throughout the proxy)

Risk Factors, page 28

18.                            Please revise risk factor five to discuss how the risk is specific to resulting business.  Discuss in which of your IT services areas price are decreasing.

                                                The risk factor has been revised to be more specific and indicate the area in which IT services areas prices are decreasing.(Page 31)

19.                            We note that risk factor 14 addresses the risk associated with “future” possible acquisitions.  It appears that such activities are a generic risk and does not appear t be an appropriate risk factor.  Please revise or advise.

                                                We agree that the risk factor is generic and has been removed.

20.                            We reissue comment 64 of our letter dated May 4, 2006.  If the stock purchase is not approved, it is not clear how the shares of the officers and directors would not be worthless, yet you disclose that in such circumstance, the shares “may” be worthless.  Since the company did not have any other letter of intent, agreement in principle or definitive agreement regarding a different combination it does not appear that China Unistone may continue to search for an operating company to acquire if the stock purchase is not consummated.  Please revise to discuss the circumstance where the shares would have any value in the appropriate section.

                                                You are correct that the shares held by the insiders would have no value if the transaction is not approved and the company liquidates.  The risk factor has been revised to make that more clear. (Page 38)

21.                            We note your response to comment 65 of our letter dated May 4, 2006 and the additional disclosure in risk factor 30.  Here and/or in the appropriate section, please revise to elaborate on such circumstance.  Clarify if there is certainty that the noted individuals would be able to cover all expenses and liabilities that could reduce the trust.  Also in the appropriate section, please revise to discuss the actions the company has taken to ensure that the noted individuals could satisfy such excess claims.

                                                We have added disclosure in response to the above comment. (Pages 38, 63)

Background of the Stock Purchase, page 45

22.                            Please revise to clarify when the agreement with E.J. McKay & Co. was amended to provide that it would exclude the cost of personnel and allocation of overhead.

                                                The disclosure has been added to the proxy. (Page 48)

23.                            We note your response to comment 70 of our letter dated May 4, 2006.  You disclosed that management provided E.J. McKay the additional criteria in December 2004.  Please revise to specifically disclose when those criteria were developed, when in December the criteria were presented to E.J. McKay and disclose all the additional criteria presented.

                                                The disclosure has been added to the proxy. (Page 48)

24.                            We note your response to comment 74 of our letter dated May 4, 2006.  Please revise to affirmatively disclose in the document that there were no pre-existing relationships between either Sihitech or e-Channels with McKay or any of the initial shareholders as noted in your response letter.

                                                The proxy has been revised to indicate that there was no prior relationship of any kind, direct or indirect.  (Page 50)

25.                            We note our response to comment 81 of our letter dated May 4, 2006.  We are aware from the disclosure that you formally engaged E.J. McKay after the consummation of your offering.  Please revise to clarify whether any communication, preliminary or otherwise, occurred prior to the consummation of your IPO offering and whether prior to the effectiveness of the registration statement, you planned or intended to hire E.J. McKay.

                                                The proxy has been revised to indicate that the decision to engage E.J. McKay was made after the closing of the public offering.  There was no prior intent to hire them. (Pages 47 – 48)

26.                            We note your response to comment 82 that E.J. McKay was and will be paid “for their work.”  Please revise to clarify how the compensation of E.J. McKay for their work is consistent with the disclosure in your IPO prospectus.

                                                The language you refer to is stated in the last response letter.  It was a mistaken phrase used by the undersigned.  The agreement is clear that they only get their actual expenses.  That has been clarified in the proxy.  Therefore, there is nothing inconsistent with the IPO prospectus under the revised agreement.  I apologize for the mistake.

27.                            Please revise to describe in greater detail the discussions held from July 1, 2005 to July 4, 2005.

                                                The proxy has been revised to respond to the above comment.  (Pages 50 – 51)

28.                            We note your response to comment 77.  Please revise to clarify how the final consideration was determined in the meetings from July 1, 2005 to July 4, 2005.  We note you indicate that the price and other terms of the transaction were determined in the discussions from July 1, 2005 to July 4, 2005 and then embodied in a letter of intent which was signed on July 6, 2005.  Please clarify your disclosure addressing negotiations of the consideration to be paid from July 21, 2005 through August 31, 2005.

                                                The proxy has been revised to respond to the above comment.  (Pages 50 – 51)

29.                            We note your response to comment 79.  Please state in your discussion of the December 13, 2005 meeting that W.R. Hambrecht + Co. did not make a presentation to the board of directors on or before December 13, 2005.  Also indicate that W.R. Hambrecht + Co. did not issue a fairness opinion, either orally or in writing, with respect to the consideration paid pursuant to the purchase agreement as of or prior to December 13, 2005.  Finally, indicate that W.R. Hambrecht + Co. did not convey any information to the board of directors regarding the consideration to be paid prior to the board’s determination on December 13, 2005.

                                                The requested disclosure has been added to the proxy.  (Page 53)

30.                            Revise the Background of the Stock Purchase section to address whether E.J. McKay & Co. participated in the noted meetings on July 1, to July 4, 2005, on August 31, 2005 and on December 13, 2005. Clarify whether any presentations were made by E.J. McKay in the meetings on July 1, to July 4, 2005.  Also state whether any updated presentations were made by E.J. McKay in the meetings on August 31, 2005 and December 13, 2005.  Describe the substance of all material discussions by E.J. McKay.  Also clarify whether E.J. McKay participated in any other meetings noted in this section.

                                                The proxy has been revised to respond to the above comment. (Pages 51, 52)

31.                            We note your statement that Mr. Chih Cheung and Mr. James Li indicated to the board of directors, on August 31, 2005 that they believed that the consideration for the two companies was an appropriate price to be paid and that after a board discussion the terms of the consideration were approved.  Revise to state whether Messrs. Cheung and Li made a presentation to the board regarding the consideration to be paid for the two companies.  Specifically indicate if Messrs. Cheung and Li delivered any reports, information or analysis to support the belief that the amount of consideration was an appropriate price to be paid for Sihitech and e-Channels.  Additionally, we note that the board of directors met on December 13, 2005 where they approved the acquisition agreements.  State whether any presentations were made to the board of directors. Describe any presentations or reports, including oral presentations, in reasonable detail.

                                                The proxy has been revised to respond to the above comment.  (Pages 51 – 52)

32.                            Please revise to describe in greater detail the meetings during the period from December 15, 2005 to December 19, 2005.

                                                The proxy has been revised to respond to the above comment. (Pages 52 – 53)

Board Consideration and Approval of Transaction, page 51

33.                            We note our response to our prior comment 83 that “except for a table of comparisons which is discussed and presented in the section about satisfaction of the 80% test, all the presentations by McKay were oral… there is nothing prepared by McKay that can be supplementally provided to the staff.”  We also note your statements that “China Unistone’s board of directors reviewed various industry and financial data, including certain valuation and metrics complied by members of the board and E.J. McKay & Co. in order to determine that the consideration to be paid to the Sihitech and e-Channels was reasonable…E.J. McKay & Co. conducted…a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of this range of consideration.”  (Emphasis added)  We reissue comment 83 that any presentations or reports, including oral presentations, prepared by management or E.J. McKay & Co. prior to the boards’ determination on December 13, 2005 to approve the acquisitions should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions.

Supplementally, provide us with any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at these meetings.  The disclosure should provide sufficient information so investors may determine whether the proposed merger is in their best interests.

                                                The proxy has been revised to reflect the above comment and to correct the role and extent of work of E.J. McKay.  (Pages 47 – 56 at different places)

34.                            Revise to clarify when members of the board compiled “certain valuation analyses and metrics” and when these analyses and metrics were presented to the board of directors.

                                                The proxy has been revised to respond to the above comment.  (Pages 52, 54, 56)

35.                            Please revise to specifically address whether the board of directors concluded on December 13, 2005 that the consideration to be paid pursuant to the purchase agreement was fair from a financial point of view to China Unistone’s stockholders.  If the board of directors did not make a determination that the consideration to paid was fair from a financial point of view, then address how the board of directors made the determination that the stock purchase was in the best interests of the China Unistone’s stockholders.  We may have further comment.

                                                The proxy has been revised to respond to the above comment.  (Page 56)

China Unistone’s Reasons for the Stock Purchase and Recommendation of the China Unistone Board, page 52

36.                            We note your response to 22 of our letter dated May 4, 2006.  The prior comment applied to disclosure throughout this document.  We note on page 53 that according to IDC the customer base on one of the targets are banks that are among the largest in China.   We reissue comment 22.

                                                The reference to IDC has been eliminated.

37.                            We note your response to our prior comment 98 that “the paragraph… was not based on a formal statement of projections… there are no projections to be provided supplementally.”  We also note your disclosure which continues to indicate that “China Unistone’s board of directors believed…the projections for the Sihitech and e-Channels business were reliable.”  Given your response that there are no formal statement of projections and that there are no projections to be provided supplementally, please revise your disclosure to clarify your statement that the board did not rely on projections.  Additionally, please clarify the meaning of your disclosure that E.J. McKay conducted financial projections.  We may have further comment.

                                                The projections were provided directly from the target companies, orally to the management of China Unistone.  The projections that were provided were used in the valuation analysis for the 80% test.  These are included in the proxy, in the second paragraph after the small chart for the years 2004 and 2005 and the 2006 and 2007 years were provided in the terms of the purchase agreement, filed as Annex A. As stated in the proxy, the valuation analysis and the matrix was prepared by a board member. E.J. McKay did not perform financial projections, so that reference has been removed.  (Page 56, 61)

38.                            We also note your repose to comment 105 of our letter dated May 4, 2006.  To the extent there is in place a specific plan that applies to the use of the proceeds they were investing.  If there is none, please revise to affirmatively disclose that you cannot provide investors with the information similar to that disclosed in Item 504.

                                                Disclosure has been added to the proxy.  (Pages 57, 62)

39.                            We note the disclosure on page 55 that you also reviewed projected capital and organizational structure for the combined business.  In the appropriate section, please revise to elaborate on the anticipated capital and organizational structure of the combined business.

                                                The proxy has been revised to indicate the projected capital and organization structure. In addition, there has been added a corporate structure chart as Annex K.  (Page 57)

40.                            In the appropriate location, please revise to discuss your consideration of the fact that Sihitech experienced a decrease in revenue and net income from 2004 to 2005.

                                                The proxy has been revised to respond to the above comment. (Page 61)

41.                            Please revise to explain your use of the phrase “leverage business model.”

                                                This phrase has been removed.

42.                            We note your response to comment 95.  We also note your statements that “China Unistone’s board of directors reviewed various industry and financial data, including certain valuation analyses and metrics compiled by members of the boar4 and E.J. McKay & Co…in order to determine that the consideration…was reasonable…E.J. McKay & Co. conducted a due diligence review…and compiled a valuation analysis and financial projections in order to enable the board of directors to ascertain the reasonableness of the consideration.”  Revise to provide a detailed explanation of the “certain valuation analyses and metrics” performed and the “valuation analysis and financial projections” performed by management and E.J. McKay to allow investors to understand the analyses performed, the information presented and make an informed investment decision.

                                                Since E.J McKay did not prepare or provide the valuation analysis, and their role was limited, the sections containing the language referred to above have been adjusted to make clearer that the board of directors performed the tasks and the references to E. J. McKay are removed.  (Pages 47 – 53)

43.                            We note your response to comment 106.  We also note that E.J. McKay & Co. conducted a valuation analysis that the board of directors relied upon.  We continue to believe that E.J. McKay must provide a consent as an exhibit to the proxy statement/prospectus.  File a consent by E.J. McKay as an exhibit to the proxy statement/prospectus.

                                                A consent has been filed with respect of E.J. McKay.  (Exhibit 23.8)

44.                            We note your response to comment 110.  We also note your disclosure that “E.J. McKay & Co. prepared for the board of directors an analysis of the post-transaction value of Sihitech and e-Channels… Based on this analysis, E.J. McKay & Co. concluded that comparatively speaking, the enterprise value of Sihitech and e-Channels, immediately after the transaction, was favorable. On the basis of the analysis, they concluded that the board of directors, from an economic point of view, should consider the acquisition of Sihitech and e-Channels.”  Please revise the disclosure to indicate that McKay was neither engaged nor conducted an analysis of whether or not the consideration was fair from a financial point of view to China Unistone.

                                                See response to comment 42 above.

45.                            We note your statement that “It is a requirement that any business acquired by China Unistone have a fair market value equal to at least 80% of its net assets at the time of consummation of the acquisition, which assets shall include the amount in the trust account.”  China Unistone’s Form S-1 stated that “Our initial business combination must be with a business with a fair market value of at least 80% of our net assets at the time of such acquisition.”  Revise your disclosure as appropriate.

                                                The proxy has been revised to respond to the foregoing comment. (Page 59)

46.                            In connection with the preceding comment, please revise to clarify why you determined the “value at closing” instead of the fair market value of the companies prior to this transaction.  It appears the “value at closing” would include the cash that would be released to the company.  It is not clear how including such cash on a post-merger basis is consistent with the disclosure in your IPO prospectus that you would determine the fair market value of the targets.  Also, your IPO prospectus disclosed the satisfaction of the 80% requirement is based on the company which you are acquiring, not the value of the resulting company.

                                                Since the company is using enterprise value as its calculation, this does not include the cash held in the trust fund.  As already stated in the S-4/A, the enterprise value is derived by the following formula: Enterprise Value equals Market Capitalization, plus Debt, plus Preferred Equity, minus Cash and Cash Equivalents.  This was used to determine the enterprise value at closing, and as the formula states, does not include the cash from China Unistone in the calculation.  Additionally, since the cash on the balance sheet of the target is being paid out as part of the transaction, this cash also is not included.  This calculation was done to determine the multiple being paid to acquire the target company post-merger relative to other public comparable companies as determined by the board, and whether or not this valuation was favorable.  The satisfaction of the 80% requirement is further addressed in the subsequent questions.  (Page 59)

47.                            Please revise to indicate when the board of directors of China Unistone made the determination that the 80% requirement will be met.

                                                The proxy has been revised to indicate the date the determination was made. (Page 56)

48.                            Also revise to indicate when the board of directors performed the noted analyses and determined the value of the transaction.

                                                The proxy has been revised to indicate that the board made the determination and when. (Page 56)

49.                            Clarify how the board of directors determined the projections for revenues and net income for 2005.

                                                The proxy has been revised to indicate the date the determination was made. The information was provided by the target companies. (Page 61)

50.                            We note that you disclose that management was qualified to make the analysis; however, investors should also be able to review the basis for which management made their decisions.  Please revise to clarify how you determined the “enterprise value at closing.”  Revise to disclose the analysis that lead to the figure of $33.6 million.  Also indicate the analysis that lead to the enterprise value of $64.7 million based on the fully diluted case of the maximum valuation paid.

                                                The proxy has been revised, by several additions, to respond to the above comment.  (Page 59)

Opinion of the Financial Advisor, page 60

51.                            We note your response to comment 1 that “the board of directors of China Unistone, on a voluntary basis, sought an opinion for the benefit of the shareholders and to aid them in the decision making process.”  We also note the statement that “WR Hambrecht + Co.’s opinion was not intended to be and did not constitute…a recommendation to the holders of  China Unistone common stock as to how such stockholders should vote or as to any other action such stockholders should take regarding the transaction.”  Revise to clarify the inconsistencies in these statements.

                                                As the WR Hambrecht + Co opinion, and the related description of it in the registration statement, states, it was prepared for the use and benefit of the Board of Directors of China Unistone in its solicitation of stockholder approval of the transaction. There is no inconsistency between that statement and the other statement referred to in this comment. The other statement  (which does not appear in the proxy statement/prospectus) was meant to convey only that it was for the benefit of stockholders to be advised, as part of the Board's solicitation, that the Board had obtained the opinion. The conveying of that information to the stockholders, while considered by China Unistone to be relevant  to the decision its stockholders are being asked to make, does not constitute the opinion itself a recommendation to stockholders and trump or contradict the clear (and customary) statement  within the opinion that it was not.

52.                            We note your response to comment 117 of our letter dated May 4, 200.  Please revise to disclose the listed companies revenues and profits so that investors can make a comparison with the targets financial disclosure.

                                                We have added two columns to the table of comparable companies.  The LTM revenue is discussed in the paragraph below the table, being the LTM revenue for each company as of June 30 or in several cases, the most recent fiscal period ended prior to that date.  W.R. Hambrecht + Co actually used LTM EBITDA rather than “profits” so that is the second column added.  Since the word “profits” used in this comment is ambiguous and W.R. Hambrecht + Co actually used LTM EBITDA for the 27 listed companies in this analysis, as indicated in the paragraph below the table, the second added column provides LTM EBITDA information. (Page 70)

53.                            We note your response to comment 123 of our letter dated May 4, 2006.  Please revise to clarify if such arrangement created a conflict of interest.

                                                We have considered whether the arrangement created a conflict of interest and have added a discussion to the proxy about such consideration.  (Page 74)

Information About Sihitech and e-Channels, page 106

54.                            We note your response to 26 of our letter dated May 4, 2006.  You responded that you have eliminated the disclosure that there is “growing demands for IT solutions and services by the Chinese banking industry.”  On page 106, we note that “management believes these companies will be positioned to take advantage of the increasing demand for IT solutions and services by the growing Chinese banking industry.”  We reissue comment 26.  Please revise to substantiate the assertion that there is an “increasing demand” for the noted services.  Also, please revise clarify the aspects of the targets businesses that will allow it to “take advantage” of such increases.

                                                The language has been deleted from the proxy. (Page 110)

55.                            We note your response to comment 139 of our letter dated May 4, 2006.  Please revise to clarify how you are aware of your “competitors’ prices” in disclosing that you will be able to offer solutions at prices lower than theirs.

                                                The proxy has been revised to discuss the open information after the bidding process. (Page 121)

56.                            We note your response to comment 141 of our letter dated May 4, 2006.  We note the disclosure on page 117 that the targets believe that there is not significant competition in the area of IT consulting “among domestic Chinese providers.”  Please revise to provide the basis for such belief.  Also, please revise to clarify the significance of the noted disclosure.  Clarify if there is significant competition from companies that are not domestic Chinese providers.

                                                The proxy has been amended to eliminate this reference. (Page 122)

Management’s Discussions and Analysis of Sihitech

Controls and Procedures, page 121

57.                            Please expand the carryover paragraph on page 122 to disclose when you will initiate the plan to improve Sihitech’s internal control deficiencies, as well as the company-wide project to overhaul your internal control systems.  Also, disclose when you expect to complete the plans.  This comment also applies to the similar disclosure for e-Channels on page 133.

                                                The proxy has been revised to respond to the above comment.  (Pages 127, 143)

Trade Accounts Receivable and Its Collectivity, page 123

58.                            You state, “management has updated its internal processes and performance appraisal mechanism for the sales force to facilitate and streamline receivable collection practice.”  This statement is not clear.  Please revise to explain the specific actions taken by management to improve collection of accounts receivable.

                                                The proxy has been revised to respond to the above comment.  (Pages 128, 144)

59.                            You discuss accounts receivable from one of your major customers who recently changed their payment practice.  Please quantify the amount of accounts receivable outstanding from this customer as of December 31, 2004 and 2005, as well as the latest interim period presented.  Disclose the amount of accounts receivable from this customer on the latest balance sheet presented that has not been collected through the current date.

                                                The proxy has been revised to respond to the above comment. (Page 128)

60.                            Please expand your discussion on pages 123 and 129 to disclose and quantify all significant reasons for the increases in outstanding receivables. Disclose the company’s customary payment terms.  Specifically, explain whether the prolonged payment cycle of one customer is expected to continue, whether this cycle is expected to be adopted by other customers, and whether the company has the ability to enforce its payment terms.

                                                The proxy has been revised to respond to the above comment.  Page 128 -129)

Liquidity and Capital Resources, page 129

61.                            Refer to prior comment 157.  Please explain why costs and estimated earnings in excess of billings increased 338% from December 31, 2004 and 2005, while operations decreased.  Also, explain why the gross margin on unbilled costs as of December 31, 2005 and 2004, is 51% and 76%, while you earned gross margins of 25% and 21% during these to years.

                                                The proxy has been revised to respond to the above comment in the second and third paragraphs of Liquidity under the MDA of Sihitech.  (Pages 138 – 139)

62.                            Please expand your discussions of liquidity to explain why inventories and billings in excess of costs have increased in 2005 even through sales have decreased.

                                                The proxy has been revised to respond to the above comment in the second and third paragraphs of Liquidity under the MDA of Sihitech.  (Pages 138 – 139)

63.                            We are unable to locate your specific response to prior comment 156.  Please explain what developments in the company’s business have caused the amount of capitalized software costs to increase at a faster pace than revenues, and whether these developments are indicative of trends which are expected to continue.

                                                Although the Group's total revenue decreased for 2005 compared with 2004, its IT consulting revenue increased by approximately 27% from 2004 (RMB 36,240,785) to 2005 (RMB 46,156,187). The faster growth of capitalized software costs is due to the strategy to grow the higher growth and higher margin businesses of the companies by investing more in research and development activities.  Management’s response to the prior comment 156 and this comment can be found in the section of “research and development expenses of MDA on pages 134 (Sihitech) and 148 (e-Channels).

Results of Operations – e-Channels, page 135

64.                            We note the disclosure on page 135 that as Chinese banks are increasing investing “e-Channels is benefiting the most.”  Please revise to substantiate the noted disclosure.

                                                The proxy has been revised to eliminate the reference.

Directors and Management, page 155

65.                            If you maintain the structure and control operating subsidiaries, the management of the subsidiaries may be considered significant employees and should be disclosed pursuant to Item 401(c) of Regulation S-K.

                                                China Unistone has reviewed with the management of Sihitech and e-Channels the operations of its subsidiaries, and it has been determined that there will be no significant employees of these subsidiaries that should be disclosed under Item 401(c) of Regulation S-K. The persons in charge of the operations subsidiaries have only the authority of general managers and none of them have level of practical authority that would make them significant employees under Regulation S-K 401.

Beneficial Ownership of Securities, page 164

66.                            We reissue comment 176 of our letter dated May 4, 2006.  Please revise to include the effects of owning the warrants in the table on page 164.

                                                The beneficial ownership tables have been revised to include the warrants.  Pages 181, 183)

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 141

67.                            We note your response to prior comment 166.  The age of pro forma financial information included in a registration statement is based on the age of financial statements requirement applicable to the registrant.  If a foreign private issuer filed a Form F-4 and the target company is a U.S. domestic registrant, the age of the pro forma information may be determined by reference to Item 8 of Form 20-F.  By contrast, if a U.S. domestic registrant files a Form S-4 and the target company is a foreign private issuer, the age of the pro forma information must be determined by reference to Rule 3-12 of Regulation S-X. Therefore, as a practical matter, more recent financial statements of the target company will often be needed to prepare pro forma financial statements.  Please revise to provide updated pro forma financial statements. Refer to Article 11 of Regulation S-X for additional guidance on the preparation of pro forma information.

                                                The proforma financial statements have been updated to include June 30, 2006 information.  (Pages 27 - 28, 161 - 170.  See also page 36 – 37)

68.                            We are unable to locate your specific response to prior comment 168.  Please disclose the expected accounting treatment of the additional cash consideration of up to $10 million, in the event the contingencies are met in pro forma adjustment (g).  Disclose the amount of contingent consideration payable to the shareholders of e-Channels, the amount payable to shareholders of Sihitech, the amount related to each contingency, and the nature of each contingency.

                                                The response to the original comment 168 was made on page 161, which has been expanded to make it more clear.  There is no change to note (g) pro forma adjustment. (Page 161)

69.                            Explain how the maximum amount of $10 million would be applied to the $11 million in consideration, in the event all four contingencies are met. Please clarify the statement on page 74 that “cash payments will be made to the selling shareholders to be allocated as they determine.”

                                                The additional $10 million would be applied to the $11 million of potential contingent consideration based on the first $10 million of required achievements that were met.  The amount will be allocated in proportion to the percentage of the shares owned as a result of the stock purchase transaction immediately on closing.  Therefore, the allocation is in line with the receipt of the original consideration paid.  (Pages 13, 78)

Financial Statements, F-1

70.                            Your attention is directed to Item 8 of Form 2-F and the need for updated financial statements and related disclosures of the target companies.

                                                Because the registration statement is that of a foreign private issuer, the financial statements have been revised to be more current as of June 30, 2006. (Pages 24 -26, F-37 – F-66, F-93 – F-114, 161 – 170)

Note 2 – Summary of Significant Accounting Policies and Practices, page F-12

71.                            Please expand the discussions of your treatment of revenue arrangements with multiple deliverables to disclose the accounting treatment prior to the “changes to the scope of services offered by the Group during the latter half of 2005.”

                                                Footnote 2 has been revised in the proxy.  (Page F-16)

Note 7 – Other Current Assets, page F-24

72.                            Please expand Note 7 to explain the nature, components and reasons for the increase in payments in advance and other current assets in 2005.

                                                The footnote has been expanded.  (Page F-24)

Note 2 – Summary of Significant Accounting Policies and Practices, page F-44

Note 3 – Initial Public Offering, page 67

73.                            We note the warrants included in the units sold in your initial public offering were classified as equity.  Given that the offer and sale of the warrants and the securities underlying the warrants included n your initial public offering were included in the units being registered, the offer and sale of the underlying securities were registered at the time of effectiveness.  As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised.  In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19.  Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed the company will be required to net-cash settle the contract and as a result, liability classification will be required.  Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the even that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative).  Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants.  Also, revise to provide disclosure in MD&A describing your accounting for the warrants.

                                                The proxy has been amended to respond to the above comment in connection with the clarification agreement. (Page F-122)

74.                            Please tell us how you have considered the guidance in EITF 00-19, discussed above, in your accounting for the underwriter purchase option and your determination of whether the instrument meets the scope exception in paragraph 11(a) of SFAS 133.  Please explain why you believe equity classification is appropriate.  Revise to provide disclosure in MD&A describing your accounting.

                                                The proxy has been amended to respond to the above comment in connection with the clarification agreement.  (Pages 156, 158, F-122.  Also see page 188)

Annex A

75.                            We note your response to comment 195 of our letter dated May 4, 2006.  It is not clear how the reference to “sole ownership” is correct in light of the fact that the shares are not all owned by the disclosed parties.  Consignment of a right does not give the recipient ownership of the equity.  We reissue the comment.

                                                We have clarified the Stock Purchase Agreement, Whereas (H), by an amendment to the agreement which is filed as part of Annex A.  The description of the ownerships has been clarified so that the “Shares” that are 100% owned are those of the BVI Selling Stockholders and the subsidiaries may be majority owned. (Pages A-45 – A-46)

76.                            We note the shares are referred to in the agreement as “ordinary shares” and “common shares” on page 73 of the prospectus.  Please revise to clarify.

                                                We have reviewed page 73, and changed the references to ordinary shares.  (Page 75)

Exhibits

Exhibit 5.1

77.                            We note your response to comment 197.  The revised legality opinion indicates “This opinion is addressed to you and may be relied upon by you, your legal counsel and the United States Securities and Exchange Commission.”  It continues to appear that the opinion limits the ability of investors to rely upon the legality opinion.  Please revise to delete the noted sentence.

                                                The sentence has been deleted. (Exhibit 5.1)

78.                            We note your statement that “This legal opinion is confined to and given on the basis of the laws of British Virgin Islands at the date hereof…”  We also note that your opinion is dated as of August 22, 2006.  Given this qualification please file an updated opinion with each pre-effective amendment to the registration statement.

                                                The reference to the date hereof has been deleted. (Exhibit 5.1)

79.                            We note that your legality opinion covers 600,000 warrants that may be issued on exercise of the purchase option and 600,000 ordinary shares that may be issued on exercise of the warrants.  We also note that the registration statement covers 300,000 warrants that may be issued on exercise of the purchase options and 300,000 ordinary shares that may be issued on exercise of the warrants.  Please revise the legality opinion as appropriate.

                                                The opinion has been corrected. (Exhibit 5.1)

80.                            We note that the legality opinion opines that the warrants and purchase option are duly authorized and will be validly issued, fully paid and on-

assessable.  Please revise the legality opinion to address whether the warrants and the purchase option are legally binding obligations of the registrant.

                                                The opinion has been revised. (Exhibit 5.1)

Very truly yours,

/s/ Andrew D. Hudders

Andrew D. Hudders

ADH:kab

Enclosure